DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                            303.985.9324 (telephone)
                            303.988.6954 (facsimile)
                           email: ddalmy@earthlink.net

August 22, 2008

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Jenn Do, Staff Accountant

Re: Bosco Holdings Inc.
    Amendment No. 2 to Current Report on Form 8-K Item 4.01
    Filed August 22, 2008
    File No. 333-144509

To Whom It May Concern:

On behalf of Bosco Holdings Inc., a Nevada corporation (the "Company"), please be advised that we filed an amendment to Current Report on Form 8-K to correct the name of the accountants, Moore & Associates Chartered, as engaged by the Company. In accordance with our telephone conversation, attached are the acknowledgements made by the Company signed by its President/Chief Executive Officer.

Thank you for your consideration in this matter.

Sincerely,


/s/ Diane D. Dalmy
---------------------------
Diane D. Dalmy

                              BOSCO HOLDINGS, INC.
                         26 Utkina Street, Apartment 10
                             Irkutsk, Russia 6664007


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Jenn Do, Staff Accountant

Re: Bosco Holdings Inc.
    Amendment No. 2 to Current Report on Form 8-K Item 4.01
    Filed August 22, 2008
    File No. 333-144509

To Whom It May Concern:

I, Alexander Dannikov, am the President/Chief Executive Officer of Bosco Holdings, Inc., a Nevada corporation (the "Company"). In accordance with the letter from the Securities and Exchange Commission dated August 13, 2008 (the "SEC Letter") regarding Amendment No. 1 to the Current Report on Form 8-K Item
4.01 filed with the Securities and Exchange Commission on August 11, 2008, the Company acknowledges:

     * that it is responsible for adequacy and accuracy of the disclosure in the above-referenced filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSCO HOLDINGS INC.



By: /s/ Alexander Dannikov
   -------------------------------------
   President/Chief Executive Officer